3/11/2003

C M

03014627

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING RECEIVED FEB 28 2003 WASH. D.C. 207 SECTION

SEC FILE NUMBER
8- 53623

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FIRST REALTY CAPITAL MARKETS, INC. (Frr Capital Markets, Inc)

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1901 W. 47TH PLACE, SUITE 300
(No. and Street)

WESTWOOD	KS	66205
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
MARK HALTER 913-236-4700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MILLER HAVILAND KETTER PC, PA
(Name – *if individual, state last, first, middle name*)

1901 W. 47TH PLACE, SUITE 204 WESTWOOD, KS 66205
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 19 2003
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, MARK HALTER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FIRST REALTY CAPITAL MARKETS, INC., as of DECEMBER 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

RONA D. LONG
NOTARY PUBLIC
STATE OF KANSAS
My Commission Expires 7/23/05

Rona D. Long
Notary Public

Mark Halter
Signature

PRESIDENT/SECRETARY
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent Auditors' Report on Internal Control Structure Required by SEC Rule 17a-5

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FIRST REALTY CAPITAL MARKETS, INC.
FINANCIAL STATEMENTS AND
SUPPLEMENTARY INFORMATION
AS OF DECEMBER 31, 2002
AND FOR THE YEAR THEN ENDED
WITH INDEPENDENT AUDITORS' REPORT

TABLE OF CONTENTS

SUPPLEMENTARY INFORMATION

INTERNAL CONTROL STRUCTURE

MILLER
HAVILAND
KETTER PC, PA
CERTIFIED PUBLIC ACCOUNTANTS

Member, American Institute CPA's • Member, Kansas Society CPA's • Member, Missouri Society CPA's • Admitted to Practice U.S. Tax Court

INDEPENDENT AUDITORS' REPORT

Board of Directors
First Realty Capital Markets, Inc.

We have audited the accompanying statement of financial condition of

FIRST REALTY CAPITAL MARKETS, INC.

as of December 31, 2002, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First Realty Capital Markets, Inc. as of December 31, 2002, and the results of its operations, and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Miller Haviland Ketter PC, PA

CERTIFIED PUBLIC ACCOUNTANTS

Westwood, Kansas
February 27, 2003

1901 West 47th Place • Suite 204 • Westwood, KS • 66205 • (913) 432-2727 • Fax (913) 432-2967 • E-Mail (name) @mhkcpas.com

FIRST REALTY CAPITAL MARKETS, INC.
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2002

ASSETS

Cash	$	7,902
Deferred income taxes		3,850
TOTAL ASSETS	$	11,752

LIABILITIES

Accounts Payable	$	-
TOTAL LIABILITIES		-

STOCKHOLDER'S EQUITY

Paid In Capital		
Common stock, no par, authorized 10,000 shares, 2,100 shares issued and outstanding		23,000
Retained earnings		(11,248)
TOTAL STOCKHOLDER'S EQUITY		11,752
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	11,752

The accompanying notes are an integral part of these financial statements.

FIRST REALTY CAPITAL MARKETS, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2002

REVENUES	$ -
EXPENSES	
License and permits	2,367
Insurance	852
Professional fees	625
Other expenses	16
TOTAL EXPENSES	3,860
OPERATING LOSS	(3,860)
OTHER INCOME	
Interest Income	57
TOTAL OTHER INCOME	57
LOSS BEFORE INCOME TAXES	(3,803)
PROVISION FOR INCOME TAX BENEFIT	3,850
NET INCOME	$ 47

The accompanying notes are an integral part of these financial statements.

FIRST REALTY CAPITAL MARKETS, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2002

	Common Stock, No par	Retained Earnings (Deficit)	Total Stockholders' Equity
Balance at January 1, 2002	$ 21,000	$ (11,295)	$ 9,705
Capital contributed during 2002	2,000	-	2,000
Net income for 2002	-	47	47
Balance at December 31, 2002	$ 23,000	$ (11,248)	$ 11,752

The accompanying notes are an integral part of these financial statements.

FIRST REALTY CAPITAL MARKETS, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2002

CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$	47
Adjustments to reconcile net income to net cash used in operating activities:		
Increase in deferred income taxes		(3,850)
NET CASH USED IN OPERATING ACTIVITIES		(3,803)
CASH FLOWS FROM INVESTING ACTIVITIES		-
CASH FLOWS FROM FINANCING ACTIVITIES		
Capital contributions		2,000
NET CASH PROVIDED BY FINANCING ACTIVITIES		2,000
DECREASE IN CASH		(1,803)
CASH, BEGINNING OF YEAR		9,705
CASH, END OF YEAR	$	7,902

The accompanying notes are an integral part of these financial statements.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business.

First Realty Capital Markets, Inc. ("the Company") is a limited services securities broker engaged in the sale of tax shelters or limited partnerships in primary distributions, private placements, real estate syndications and municipal securities. The Company is a member in good standing of the National Association of Securities Dealers ("NASD") and various state agencies. All general securities accounts are insured by the Securities Investor Protection Corporation. The Company is registered with the Securities and Exchange Commission ("SEC") and is subject to the net capital requirements of SEC Rule 15c3-3 and is exempt from the reserve requirements and possession or control requirements of SEC Rule 15c3-3. In 2003 the Company changed its name to IRR Capital Markets, Inc.

Use of Estimates.

The process of preparing financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues, and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

Revenue Recognition.

Revenue is recorded on a trade-date basis. Investment income is recognized as earned on the accrual basis.

Cash.

Cash consists of demand deposit checking accounts with financial institutions.

Income Taxes.

The provision for defered income tax benefit includes federal and state benefits receivable in connection with the carryforward of the current year net operating loss for federal and state income taxes purposes.

NOTE B - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires (1) maintenance of minimum net capital, and (2) that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1; and the rule of "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital requirements at December 31, 2002 are summarized as follows:

Net Capital	$ 7,902
Aggregate Indebtedness	-
Minimum Net Capital Required	5,000
Excess Net Capital at 1500%	2,902
Net Capital Ratio	No Debt

NOTE C - PROVISION FOR INCOME TAX BENEFIT

Following is a summary of the 2002 provision for income tax benefit:

Deferred tax benefit relating to the following:		
Operating loss incurred in 2002	$	1,450
Adjustment to valuation allowance resulting from change in realizability of deferred tax asset		2,400
Total Deferred Tax Benefit		3,850
Current tax expense or benefit		-
Total Provision for Income Tax Benefit	$	3,850

The Company adjusted the valuation allowance due to management's plans to undertake significant trading activity in 2003 and subsequent periods, thereby ending a period of dormancy during which the Company earned no revenues from trading activities.

The Company has available at December 31, 2002, unused operating loss carryforwards that may be applied against future taxable income and that expire as follows:

Expiration During Years Ending December 31	Amount of Unused Carryforwards	
2014	$	3,620
2015		2,266
2016		58
2017		143
2020		208
2021		3,803
	$	10,098

SUPPLEMENTARY INFORMATION

FIRST REALTY CAPITAL MARKETS, INC.
SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER
RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2002

NET CAPITAL	
Total Stockholders' Equity	$ 11,752
Deductions and/or charges:	
A. Non-allowable assets	
Deferred income taxes	(3,850)
Net Capital	$ 7,902
AGGREGATE INDEBTEDNESS	
Items Included in Statements of Financial Condition	
Accounts Payable	$ -
Total Aggregate Indebtedness	$ -
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum Net Capital Required	$ 5,000
Excess Net Capital	$ 2,902
Ratio: Aggregate Indebtedness to Net Capital	- to 1
RECONCILIATION WITH COMPANY'S COMPUTATION (included in Part II of Form X-17A-5 as of December 31, 2002)	
Net Capital, as reported in Part II of Company's unaudited FOCUS report	$ 7,902
Net Capital, as computed above	$ 7,902

FIRST REALTY CAPITAL MARKETS, INC.
SCHEDULE II - COMPUTATION FOR
DETERMINATION OF RESERVE REQUIREMENTS UNDER
RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
FOR THE YEAR ENDED DECEMBER 31, 2002

The Company operated under the exemptive provisions of paragraph (k)(2)(ii) of Securities and Exchange Commission Rule 15c3-3 throughout the year ended December 31, 2002.

FIRST REALTY CAPITAL MARKETS, INC.
SCHEDULE III - INFORMATION RELATING TO
POSSESSION OR CONTROL REQUIREMENT UNDER
RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
FOR THE YEAR ENDED DECEMBER 31, 2002

The Company has complied with the exemptive requirements of Rule 15c3-3 of the Securities and Exchange Commission and did not maintain possession or control of any customer funds or securities as of December 31, 2002.

MHK MILLER HAVILAND KETTER PC, PA
CERTIFIED PUBLIC ACCOUNTANTS

Member, American Institute CPA's • Member, Kansas Society CPA's • Member, Missouri Society CPA's • Admitted to Practice U.S. Tax Court

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5

Board of Directors
First Realty Capital Markets, Inc.

In planning and performing our audit of the financial statements of First Realty Capital Markets, Inc., for the year ended December 31, 2002, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by First Realty Capital Markets, Inc., that we considered to be relevant to the objectives stated in rule 17a-5(g), (1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e); (2) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13; (3) in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (4) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3; some points of which are not applicable to a company which operates on a fully-disclosed basis.

The management of the company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

1901 West 47th Place • Suite 204 • Westwood, KS • 66205 • (913) 432-2727 • Fax (913) 432-2967 • E-Mail (name)@mhkcpas.com

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Miller Haviland Ketter PC, PA

CERTIFIED PUBLIC ACCOUNTANTS

Westwood, Kansas
February 27, 2003